Exhibit 99.1

YXT.com Group Holding Limited Announces Change of Auditor

SUZHOU, China, Oct. 31, 2024 (GLOBE NEWSWIRE) -- YXT.com Group Holding Limited (“YXT.com” or the “Company”), a leader and disruptor of the digital corporate learning industry in China, today announced the appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company's independent registered public accounting firm, effective on October 31, 2024.

Marcum Asia succeeds PricewaterhouseCoopers Zhong Tian LLP (“PwC”), which was previously the independent auditor providing audit services to the Company. The change of the Company's independent auditor was made after careful consideration and an evaluation process by the Company and has been recommended by the audit committee of the board of directors of the Company and approved by the board of directors of the Company. The decision to change auditor was not as a result of any disagreement between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

Marcum Asia is engaged to audit and report on the consolidated financial statements of the Company for the fiscal year ending December 31, 2024. The audit reports issued by PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company would like to take this opportunity to express its sincere gratitude to the PwC team for their professionalism and quality of services rendered to the Company over the past years.

About YXT.com
As a technology company, YXT.com provides corporations with digital corporate learning solutions, including SaaS platforms, learning content, and other services. YXT.com is a leader and disruptor of the digital corporate learning industry in China. Established in 2011, YXT.com has supported Fortune 500 companies and other leading companies with their transformation and digitalization of learning and development, and has received recognition, respect and recurring business.

Safe Harbor Statement
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Contact
Robin Yang
ICR, LLC
YXT.IR@icrinc.com
+1 (646) 405-4883